Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the nine months ended				For the three months ended
	September 30, 2007		September 30, 2006		September 30, 2007		September 30, 2006

Income before Taxes & Cumulative Effect of Change In Accounting Principle	$9,582		$50,025		$(15,306)		$9,692
Plus: Fixed Charges
Interest expense
Deposits	144,052		125,603		51,223		44,518
Other	127,779		111,750		42,887		42,860

Total	271,831		237,353		94,110		87,378
Rent Expense	2,682		2,530		909		906

Total Fixed Charges	274,513		239,883		95,019		88,284

Earnings	$284,095		$289,908		$79,713		$97,976

Ratio of Earnings to fixed charges
Including interest on deposits	1.03	x	1.21	x	0.84	x	1.11	x
Excluding interest on deposits	1.07	x	1.44	x	0.65	x	1.22	x

Dividend on P/S	—		—		—		—
Fixed charges	274,513		239,883		95,019		88,284

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.03	x	1.21	x	0.84	x	1.11	x
Excluding interest on deposits	1.07	x	1.44	x	0.65	x	1.22	x